Hartford Life Insurance Company:

333-133693	CRC Select
333-133695	CRC

Supplement Dated May 13, 2009 to the Prospectus Dated May 1, 2009

Supplement Dated May 13, 2009 to your Prospectus

The Company has elected to make a one-time waiver of negative Market Value Adjustments (i.e., a downward financial adjustment where the market value adjustments results in a reduction of the gross surrender value beyond the impact of any applicable surrender charges) as an accommodation to those Contract Owners who surrendered their Contract between March 17, 2009 and August 1, 2009 as a result of exercising applicable state free look (right to cancel) privileges.

Until further notified, the Company will also make a one-time waiver of negative Market Value Adjustments (i.e., a downward financial adjustment i.e., a downward financial adjustment where the market value adjustments results in a reduction of the gross surrender value beyond the impact of any applicable surrender charges) as an accommodation to any Beneficiary who elected to leave proceeds from the Death Benefit with us following the Contract Owner’s death, provided that a negative Market Value Adjustment took place on or after March 17, 2009 as a result of the Company’s termination of the Contract at completion of the fifth Contract Year after the death of the Contract Owner (assuming that such surrender did not occur at the end of a Guarantee Period). Positive and negative Market Value Adjustments apply to surrenders during the five year period between the Contract Owner’s death and the end of the fifth Contract Year after the death of the Contract Owner.

We are not obligated to make this, or any comparable accommodations, in the future.

This Supplement Should Be Retained With The Prospectus For Future Reference.

HV-7923